Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF NEOGEN AND THE FOOD SAFETY BUSINESS

On December 13, 2021, 3M Company (“3M”), Garden SpinCo Corporation (“Garden SpinCo”), currently a wholly owned subsidiary of 3M, Neogen Corporation (“Neogen”) and Nova RMT Sub, Inc., a wholly owned subsidiary of Neogen (“Merger Sub”), entered into certain definitive agreements, including the Agreement and Plan of Merger, dated as of December 13, 2021, by and among 3M, Neogen, Garden SpinCo and Merger Sub (as it may be amended from time to time, the “Merger Agreement”), the Separation and Distribution Agreement, dated as of December 13, 2021, by and among 3M, Garden SpinCo and Neogen (as it may be amended from time to time, the “Separation Agreement”) and the Asset Purchase Agreement, dated as of December 13, 2021, by and between 3M and Neogen (as it may be amended from time to time, the “Asset Purchase Agreement”), pursuant to which, among other things, the Food Safety Business (defined below) will combine with Neogen in a Reverse Morris Trust transaction (the transactions contemplated by the Merger Agreement, Separation Agreement, Asset Purchase Agreement and related transaction documents, collectively, the “Transactions”).

In connection with the Transactions, 3M will effect (i) the separation of the Food Safety Business from 3M’s other businesses under the Separation Agreement, (ii) the distribution, through either (a) an exchange offer whereby 3M offers to its stockholders the ability to exchange all or a portion of their shares of 3M common stock for shares of Garden SpinCo common stock, which shares of Garden SpinCo common stock will be immediately converted into the right to receive Neogen common stock (the “Exchange Offer”) and, if the Exchange Offer is not fully subscribed, a distribution by 3M following the consummation of the Exchange Offer of the remaining shares of Garden SpinCo common stock owned by 3M on a pro rata basis to 3M stockholders whose shares of 3M common stock remain outstanding after consummation of the Exchange Offer (the “Clean-Up Spin-Off”), or (b) if the Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of Garden SpinCo common stock on a pro rata basis to 3M stockholders in a spin-off (the distributions in clause (a) or (b), as applicable, the “Distribution”), and (iii) immediately thereafter, (a) the merger of Merger Sub with and into Garden SpinCo, with Garden SpinCo becoming a wholly owned subsidiary of Neogen (the “Merger”)  and (b) the sale of certain assets directly from certain 3M subsidiaries to Neogen or to its subsidiaries under the Asset Purchase Agreement. As a result of and immediately following the Transactions, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock. 3M stockholders that do not participate in the Exchange Offer will retain the shares of 3M common stock that they held prior to the Merger.

As used in this document, the “Food Safety Business” refers to the business conducted by the Food Safety department of 3M and its subsidiaries.  The Food Safety Business includes the manufacturing, marketing, distributing, selling and servicing of products or services designed or marketed for (i) detecting, enumerating and culturing (or collecting or holding for the purpose of detecting, enumerating, and culturing) microorganisms or food allergens in commercial food safety applications (except where solely performed to assess the need for or to evaluate the efficacy of filtration and separation products of the 3M Separation and Purification Sciences Division) and (ii) detecting adenosine triphosphate to determine the hygienic status of surfaces, products or environments, in each case in commercial food safety applications.

In connection with the Transactions, 3M, Neogen and Garden SpinCo have entered into or will enter into several other agreements to provide a framework for their relationship after the Distribution and the Merger. The following unaudited pro forma condensed combined financial information should be read in conjunction with the following financial statements and accompanying notes for the applicable periods:

•
the audited consolidated financial statements of Neogen as of and for the year ended May 31, 2022, which are included in Neogen’s Annual Report on Form 10-K for the year ended May 31, 2022, filed with the SEC on July 27, 2022;

•
the unaudited interim combined financial statements of the Food Safety Business as of June 30, 2022 and for the three and six months ended June 30, 2021 and June 30, 2022, which are included in Exhibit 99.2 to 3M’s current report on Form 8-K, filed with the U.S Securities and Exchange Commission on August 12, 2022 (the “interim period Food Safety Business financial statements”); and

•
the audited combined financial statements of the Food Safety Business as of and for the year ended December 31, 2021 (the “audited annual Food Safety Business financial statements”), which are included in Neogen’s registration statement on Form S-4 (Registration No. 333-263667), which was declared effective on August 4, 2022 (the “Neogen Registration Statement”).

The unaudited pro forma condensed combined financial information presented below is derived from the historical consolidated financial statements of Neogen and the historical combined financial statements of the Food Safety Business. The unaudited pro forma condensed combined financial information and the notes thereto have been prepared to illustrate the estimated effects of the Transactions in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 ”Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Neogen has elected not to present Management’s Adjustments and only presents Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. A description of the basis of presentation of these pro forma condensed combined financial information is included in Note 2, Basis of Presentation, to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

The unaudited pro forma condensed combined financial information does not purport to represent what the actual consolidated results of operations or financial position of the combined company would have been had the Transactions occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position of the combined company on a standalone basis.

As part of the larger 3M organization, the Food Safety Business has been able to receive services from 3M. Following the consummation of the Transactions, Neogen will need to replace these services either by providing them internally from Neogen’s existing services or by obtaining them from unaffiliated third parties. These services include certain operating and corporate level functions, the effective and appropriate performance of which is critical to the operations of the Food Safety Business and will be critical to the operations of the combined company following the consummation of the Transactions. At the closing of the Transactions, Neogen will enter into certain transition arrangements with 3M and Garden SpinCo (the “Transition Arrangements”), pursuant to which various categories of services will be provided to the Food Safety Business for a period of time following consummation of the Transactions, until the applicable term for each service has expired or has otherwise been terminated. The costs for these services could in the aggregate be higher than the combination of Neogen’s current costs and those reflected in the historical combined financial statements of the Food Safety Business.

The Transactions have not been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information and their completion is subject to numerous conditions, including the completion of the separation of the Food Safety Business from the businesses and operations of 3M that are not included in the Food Safety Business, the Distribution and the occurrence of certain other events contemplated by the definitive agreements entered into in connection with the Transactions, and thus there can be no assurances that the Transactions will be consummated. See the section titled “Risk Factors” in the Neogen Registration Statement for additional discussion of risk factors associated with the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of May 31, 2022
(in USD thousands)

	Historical		Transaction Accounting Adjustments
	Neogen	Food Safety Business after Reclassification Adjustments (Note 3)	Pre-Merger Adjustments	Notes	Merger Adjustments	Notes	Neogen Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$44,473	$-	$979,188	4a	$(999,963)	5, 6a	$23,698
Marketable securities	336,578	-	-		-		336,578
Accounts receivable	99,674	51,686	(51,686)	4b	-		99,674
Inventories	122,313	37,703	(26,036)	4b	3,014	5, 6b	136,994
Prepaid expenses and other current assets	23,760	5,206	(5,206)	4b	-		23,760
Total current assets	626,798	94,595	896,260		(996,949)		620,704

Property, plant and equipment	110,584	21,761	(2,644)	4b	-		129,701
Right-of-use assets	3,184	1,012	-		-		4,196
Goodwill	142,704	79,983	(79,983)	4b	1,190,781	5	1,333,485
Other intangible assets, net	107,503	2,934	(2,934)	4b	2,600,000	5, 6c	2,707,503
Deferred tax assets	-	6,645	(6,645)	4b	-		-
Other non-current assets	2,156	1,281	-		-		3,437
Total assets	$992,929	$208,211	$804,054		$2,793,832		$4,799,026

Unaudited Pro Forma Condensed Combined Balance Sheet
As of May 31, 2022
(in USD thousands)

	Historical		Transaction Accounting Adjustments
	Neogen	Food Safety Business after Reclassification Adjustments (Note 3)	Pre-Merger Adjustments	Notes	Merger Adjustments	Notes	Neogen Pro Forma Combined
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$34,614	$12,083	(12,083)	4b	$(11,377)	5, 6a	$23,237
Accrued compensation	11,123	1,609	(1,609)	4b	-		11,123
Income tax payable	2,126	-	-		-		2,126
Operating lease liabilities - current	-	-	-		-		-
Other accruals	29,981	4,217	(5,505)	4a,b	(9,157)	6e	19,536
Total current liabilities	77,844	17,909	(19,197)		(20,534)		56,022

Deferred income taxes	17,011	8	(8)	4b	546,000	5, 6d	563,011
Other non-current liabilities	10,700	708	-		-		11,408
Operating lease liabilities – non-current	-	-	-		-		-
Long-term debt	-	-	986,688	4a	-		986,688
Total liabilities	105,555	18,625	967,483		525,466		1,617,129

Shareholders’ equity:
Common stock	17,248	-	-		17,323	5, 6e	34,571
Parent company net investment	-	237,984	(157,504)	4b	(80,480)	5, 6e	-
Additional paid-in capital	309,984	-	-		2,317,575	5, 6e	2,627,559
Accumulated other comprehensive income (loss)	(27,769)	(48,398)	-		48,398	5, 6e	(27,769)
Retained earnings	587,911	-	(5,925)	4a	(34,450)	6e	547,536
Total shareholders’ equity	887,374	189,586	(163,429)		2,268,366		3,181,897

Total liabilities and shareholders’ equity	$992,929	$208,211	$804,054		$2,793,832		$4,799,026

See the accompanying “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” below, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Condensed Combined Statement of Income
For the year ended May 31, 2022
(in USD thousands, except per share amounts; shares outstanding in thousands)

	Historical		Transaction Accounting Adjustments
	Neogen	Food Safety Business after Reclassification Adjustments (Note 3)	Pre-Merger Adjustments	Notes	Merger Adjustments	Notes	Neogen Pro Forma Combined
Revenues	$527,159	$370,403	$-		$-		$897,562

Cost of revenues	284,146	151,673	(2,287)	4c	10,589	6f	444,121

Gross margin	243,013	218,730	2,287		(10,589)		453,441

Operating expenses
Sales and marketing	84,604	55,700	-		-		140,304
General and administrative	82,742	29,205	(747)	4b	217,227	6g	328,427
Research and development	17,049	25,324	-		-		42,373

Total operating expenses (income)	184,395	110,229	(747)		217,227		511,104

Operating income (loss)	58,618	108,501	3,034		(227,816)		(57,663)

Other income (expense)
Interest income	1,267	-	-		-		1,267
Finance expense	-	-	-		(66,965)	6h	(66,965)
Other income (expense)	322	-	-		-		322

Total other income (expense)	1,589	-	-		(66,965)		(65,376)

Income (loss) before taxes	60,207	108,501	3,034		(294,781)		(123,039)

Provision for income taxes	11,900	21,659	601	6i	(58,367)	6i	(24,207)

Net income (loss)	$48,307	$86,842	$2,433		$(236,414)		$(98,832)

Net income (loss) per share available to common stockholders:
Basic	$0.45						$(0.46)
Diluted	$0.45						$(0.46)
Weighted average shares outstanding:
Basic	107,684						215,954
Diluted	108,020						215,954

See the accompanying “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” below, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1) DESCRIPTION OF TRANSACTIONS

On December 13, 2021, 3M, Garden SpinCo, Neogen and Merger Sub entered into certain definitive agreements, pursuant to which, among other things, the Food Safety Business will combine with Neogen in a Reverse Morris Trust transaction (the “Transactions”). In connection with the Transactions, 3M will effect (i) the separation of the Food Safety Business from 3M’s other businesses, (ii) the distribution, through either (a) the Exchange Offer and, if the Exchange Offer is not fully subscribed, a Clean-Up Spin-Off, or (b) if the Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of Garden SpinCo common stock on a pro rata basis to 3M stockholders in a spin-off, and (iii) immediately thereafter, (a) the merger of Merger Sub with and into Garden SpinCo, with Garden SpinCo becoming a wholly owned subsidiary of Neogen and (b) the sale of certain assets directly from certain 3M subsidiaries to Neogen or to its subsidiaries under the Asset Purchase Agreement.

Contemporaneously with the execution of the Merger Agreement, 3M, Garden SpinCo and Neogen entered into the Separation Agreement, and 3M and Neogen entered into the Asset Purchase Agreement.

To effect the Merger, each share of Garden SpinCo common stock will be converted into the right to receive a number of shares of common stock, par value $0.16 per share, of Neogen in accordance with an exchange ratio (the “Exchange Ratio”) set forth in the Merger Agreement. In addition, prior to or substantially concurrently with the effective time of the Merger, Garden SpinCo and Neogen expect to transfer aggregate consideration (consisting of cash and debt securities) to 3M valued at $1,000.0 million, as adjusted by certain items as described in the Separation Agreement (such consideration, together with the shares of common stock of Neogen described in the immediately preceding sentence, collectively “Merger Consideration”). The Merger Consideration has been estimated to be valued at approximately $3,279.9 million and is subject to certain adjustments set forth in the Merger Agreement related to the treatment and conversion of certain LTI awards and other cash adjustments. On completion of the Merger, pre-Merger Neogen shareholders will collectively own approximately 49.9% and pre-Merger Garden SpinCo stockholders will collectively own approximately 50.1% respectively of the issued and outstanding shares of Neogen common stock.

The Transactions are structured using a Reverse Morris Trust transaction structure. This transaction structure allows a parent company (in this case, 3M) to divest a subsidiary (in this case, Garden SpinCo) in a tax-efficient manner. The first step of such a transaction is a distribution of the subsidiary’s stock to the parent company stockholders (in this case, 3M’s distribution of the SpinCo common stock to 3M’s stockholders in the Distribution, which may be completed either by an Exchange Offer and a potential Clean-Up Spin-Off or a pro rata distribution of SpinCo common stock) in a transaction that is generally tax-free under Section 355 of the Internal Revenue Code of 1986, as amended. The distributed subsidiary then combines with a third party (in this case, Merger Sub through the Merger). Such a transaction can qualify as generally tax-deferred for U.S. federal income tax purposes for the parent company and its stockholders if the transaction structure meets the applicable requirements, including that the parent company stockholders own more than 50% of the stock of the combined entity immediately after the business combination. For information about the material tax consequences resulting from the Transactions, see the section titled “U.S. Federal Income Tax Consequences of the Distribution and the Merger” in the Neogen Registration Statement.

The parties determined to employ a Reverse Morris Trust transaction structure for the Transactions because, among other things, it provides a tax-efficient method to combine Neogen and the Food Safety Business. This offers an economic benefit to the parties relative to a taxable transaction structure.

The Exchange Ratio in the Merger Agreement is fixed to result in the number of shares of Neogen common stock that will ultimately be issued to former Garden SpinCo stockholders in the Merger being the number of shares that will result in Garden SpinCo stockholders owning, in the aggregate, approximately 50.1% of the total number of shares of Neogen common stock issued and outstanding immediately following the Merger. As a result, it is expected that, regardless of whether the shares of Garden SpinCo common stock are distributed through an Exchange Offer, with or without a Clean-Up Spin-Off, or on a pro rata basis to 3M stockholders in a spin-off, the number of shares of Neogen common stock that will ultimately be issued in the Merger will remain the same and 3M’s election to complete the distribution by way of an Exchange Offer or a pro rata spin-off does not affect the unaudited pro forma condensed combined financial information presented herein.

The Transactions are subject to the approval by Neogen’s stockholders of the issuance of Neogen shares in the Transactions and certain other transaction-related proposals and the satisfaction of certain closing conditions, including regulatory approvals.  The Transactions are expected to be completed in the third quarter of calendar year 2022.

2) BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X after giving effect to the Transactions and related adjustments and have been derived from the historical financial statements of Neogen and the Food Safety Business. The unaudited pro forma condensed combined balance sheet combines the historical condensed consolidated balance sheet of Neogen as of May 31, 2022 and the historical combined balance sheet of the Food Safety Business as of June 30, 2022, giving effect to the Transactions as if they had occurred on May 31, 2022.  The unaudited pro forma condensed combined statement of income for the year ended May 31, 2022 combines the historical consolidated statement of income of Neogen for the year ended May 31, 2022 and the historical combined statement of income of the Food Safety Business for the twelve months ended June 30, 2022, in each case giving effect to the Transactions as if they had occurred on June 1, 2021. The historical combined financial information of the Food Safety Business used to prepare the pro forma financial information (and, therefore, the unaudited pro forma condensed combined financial information presented herein) reflects the assets, liabilities and operations of the Food Safety Business to be transferred to Neogen pursuant to both the Separation Agreement and the Asset Purchase Agreement.

The unaudited pro forma condensed combined statement of income for the twelve months ended June 30, 2022 of the Food Safety Business has been derived by taking the audited combined statement of income for the year ended December 31, 2021, subtracting the unaudited combined statement of income for the six months ended June 30, 2021 and adding the unaudited combined statement of income for the six months ended June 30, 2022.

The fiscal year end of Neogen is May 31 and the fiscal year end of the Food Safety Business is December 31. The unaudited pro forma condensed combined financial information has been prepared utilizing period ends that are within one fiscal quarter, as permitted by Rule 11-02 Regulation S-X.

As discussed in the accompanying notes to the interim period Food Safety Business financial statements and audited annual Food Safety Business financial statements, the Food Safety Business historical balance sheet and historical income statements (collectively the “Food Safety Business historical financial statements”) have been prepared on a ”carve-out” basis from 3M consolidated financial statements using the historical results of operations, assets and liabilities of the Food Safety Business and include allocations of expenses from 3M. The allocations and estimates in such financial statements are based on assumptions that 3M’s management believes are reasonable, in the aggregate. As a result, the Food Safety Business’ historical financial statements may not necessarily reflect what its financial condition and results of operations would have been had the Food Safety Business been an independent, stand-alone entity during the periods presented.

The unaudited pro forma financial information has been compiled in a manner consistent with the accounting policies adopted by the Food Safety Business and is consistent with the accounting policies of Neogen, however, certain adjustments have been made to conform the Food Safety Business historical combined financial information to the presentation in the Neogen historical balance sheet and Neogen income statements.

Upon completion of the Merger, Neogen management will conduct a final review of the Food Safety Business’ accounting policies to determine if differences in accounting policies or financial statement classification exist that may require adjustments to or reclassification of the Food Safety Business’ results of operations, assets or liabilities to conform to Neogen’s accounting policies and classifications. As a result of that review, differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information presents the combination of the historical financial information of Neogen and the Food Safety Business adjusted to give effect to the Transactions, including the Merger to be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), in accordance with United States Generally Accepted Accounting Principles (‘‘U.S. GAAP”), with Neogen being considered the accounting acquirer of the Food Safety Business.  Under the acquisition method of accounting, the purchase price is allocated to the Food Safety Business’ identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation is preliminary and was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to the Food Safety Business.  Following the completion of the Transactions, Neogen expects to complete the purchase price allocation considering the appraisal of the Food Safety Business’ assets and liabilities at the level of detail necessary to finalize the required purchase price allocation.  The purchase price utilized in the allocation will be based on the closing price of Neogen’s common stock immediately prior to closing and cash transferred as part of the Transactions.  The final purchase price allocation will be different than that reflected in the preliminary pro forma purchase price allocation presented herein, and these differences could have a material impact on the accompanying unaudited condensed combined pro forma financial information and the future results of operations and financial results of the combined company.

The unaudited pro forma financial information has not been adjusted to give effect to certain expected financial benefits of the Transactions, such as tax savings, cost synergies or revenue enhancements, or the anticipated costs to achieve these benefits, including the cost of integration or restructuring activities. Neogen has elected not to present Management’s Adjustments and only presents Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

At the consummation of the Transactions, Neogen will enter into the Transition Arrangements with 3M and Garden SpinCo, pursuant to which various categories of services will be provided to the Food Safety Business for a period of time following consummation of the Transactions, until the applicable term for each service has expired or has otherwise been terminated. The costs for these services could in the aggregate be higher than the combination of Neogen’s current costs and those reflected in the historical combined financial statements of the Food Safety Business.

The pro forma adjustments are based upon available information and certain assumptions as described in the accompanying notes to the unaudited pro forma financial information, which management believes are reasonable under the circumstances. The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the actual combined financial information would have been if the Transactions and related financing actually occurred on the dates indicated, nor are they necessarily indicative of future combined results of operations or combined financial condition. If the proposed Transactions are completed, the actual adjustments to the consolidated financial statements of Neogen will depend on a number of factors and actual results may differ materially from the assumptions within the accompanying unaudited pro forma financial information.

3) PRESENTATION RECLASSIFICATION ADJUSTMENTS

Certain reclassifications have been made on a preliminary basis to the Food Safety Business historical balance sheet and historical income statements included within the unaudited pro forma condensed combined financial information to conform to the financial statement presentation of Neogen. The following tables indicate the reclassification and conforming adjustments made for the purpose of the unaudited pro forma condensed combined financial information included in this document.

Food Safety Business Condensed Combined Balance Sheet Reclassifications
As of June 30, 2022
(in USD thousands)

	Historical Food Safety Business	Reclassification Adjustments	Notes	Historical Food Safety Business after Reclassification Adjustments
Assets
Current assets:
Accounts receivable	$51,686	$-		$51,686
Inventories	37,703	-		37,703
Prepaid expenses and other current assets	5,206	-		5,206
Total current assets	94,595	-		94,595

Property, plant and equipment	21,761	-		21,761
Right-of-use assets	1,012	-		1,012
Goodwill	79,983	-		79,983
Other intangible assets, net	2,934	-		2,934
Deferred tax assets	6,645	-		6,645
Other non-current assets	1,281	-		1,281
Total assets	$208,211	-		$208,211

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$12,083	-		$12,083
Accrued compensation	1,609	-		1,609
Operating lease liabilities - current	287	(287)	a	-
Other accruals	3,930	287	a	4,217
Total current liabilities	17,909	-		17,909

Deferred income taxes	8	-		8
Other non-current liabilities	-	708	b	708
Operating lease liabilities – non-current	708	(708)	b	-
Long-term debt	-
Total liabilities	18,625	-		18,625

Shareholders’ equity:
Common stock	-	-		-
Parent company net investment	237,984	-		237,984
Additional paid-in capital	-	-		-
Accumulated other comprehensive income (loss)	(48,398)	-		(48,398)
Retained earnings	-	-		-
Total shareholders’ equity	189,586	-		189,586
Total liabilities and shareholders’ equity	$208,211	-		$208,211

Food Safety Business Condensed Combined Statement of Income Reclassifications
For the twelve months ended June 30, 2022
(in USD thousands)

	Historical Food Safety Business	Reclassification Adjustments	Notes	Historical Food Safety Business after Reclassification Adjustments
Revenues	$-	$370,403	d	$370,403
Net sales	370,403	(370,403)	d	-
Cost of revenues	-	151,673	d	151,673
Gross margin	370,403	(151,673)		218,730

Operating Expenses
Cost of sales	151,673	(151,673)	d	-
Sales and marketing	-	55,700	c	55,700
General and administrative	-	29,205	c	29,205
Selling, general and administrative	84,905	(84,905)	c	-
Research and development	-	25,324	d	25,324
Research, development and related expenses	25,324	(25,324)	d	-
Total operating expenses (income)	261,902	(151,673)		110,229

Income (loss) before taxes	108,501	-		108,501

Provision for income taxes	21,659	-		21,659
Net income (loss)	$86,842	-		$86,842

Balance sheet items:

a)
Reflects a presentation conforming adjustment to reclassify operating lease liabilities – current, which is presented separately on the face of the Food Safety Business historical balance sheet to other accruals, as presented on the face of the Neogen historical balance sheet.

b)
Reflects a presentation conforming adjustment to reclassify operating lease liabilities – non-current, which is presented separately on the face of the Food Safety Business historical balance sheet to other non-current liabilities, as presented on the face of the Neogen historical balance sheet.

Statement of income items:

c)
Reflects a presentation conforming adjustment to reclassify sales and marketing expenses recorded in selling, general and administrative expenses in the Food Safety Business historical income statements that are presented separately on the face of the Neogen historical income statements.

d)
Reflects presentation conforming adjustments to reclassify certain line items of the historical Food Safety Business combined statement of income in conformity with the presentation of Neogen’s historical income statements such as net sales to revenues, cost of sales to cost of revenue and research, development and related expenses to research and development.

4) PRE-MERGER ADJUSTMENTS

In accordance with the Separation Agreement and Merger Agreement, there are certain transactions that are required to occur prior to the effective time of the Merger as well as certain assets that will not be acquired and certain liabilities that will not be assumed as part of the Merger. Therefore, the following adjustments are included in the unaudited pro forma condensed combined balance sheet and in the unaudited pro forma condensed combined statements of income to reflect the impact of inclusion or exclusion of these costs, assets and liabilities, as necessary:

a)	Debt

Prior to or substantially concurrently with the effective time of the Merger, Garden SpinCo and Neogen expect to transfer aggregate consideration to 3M valued at $1,000.0 million as adjusted by certain items provided under the Separation Agreement. Garden SpinCo and Neogen are expected to finance the transfer through the issuance by Garden SpinCo of $1,000.0 million of newly issued debt (the “Neogen Debt”) which, pursuant to ASC 805, will be treated as consideration transferred by Neogen in the Merger.

The Neogen Debt is assumed to consist of (i) the Notes in the aggregate amount of $350.0 million with maturities of 8 years bearing interest at the rate of 8.625% per annum, and (ii) 5-year senior secured term loans under a term loan facility of up to $650.0 million bearing interest at the secured overnight financing rate (“SOFR”) plus a term premium (the “Term Loan Facility”) (collectively “Permanent Financing”). On December 13, 2021, Garden SpinCo entered into a debt commitment letter with JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA to provide Garden SpinCo up to $1,000.0 million under a 364-day senior secured bridge facility, which would be made available to Garden SpinCo if the Permanent Financing is unavailable on or prior to the date of the consideration described above is transferred to 3M. In connection with Garden SpinCo’s entry into the Credit Agreement, dated June 30, 2022, among Garden SpinCo, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, Garden SpinCo terminated $650.0 million in aggregate principal amount of the commitments under the bridge facility. On July 20, 2022, the remaining commitments under the bridge facility were terminated. Debt issuance costs of $13.3 million that have been or are expected to be incurred for the Permanent Financing will be amortized over the respective terms of the debt and financing fees of $7.5 million ($5.9 million, net of tax), that have been incurred for the bridge facility will be expensed as incurred.

The following pro forma adjustments have been recorded in the unaudited pro forma condensed combined balance sheet in relation to the Permanent Financing:

As of May 31, 2022
Notes	350,000
Term Loan Facility	650,000
Debt issuance costs	(13,312)
Pro forma adjustments to long-term debt	986,688

These agreements, assumptions and expectations are subject to change and the debt issuance cost to be incurred, and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued.

b)
Reflects a net decrease of $157.5 million to specifically excluded net working capital balances, tax related assets and liabilities, property, plant and equipment and intangible assets as of May 31, 2022 that will not be transferred to Neogen as part of the Merger as provided in the Separation Agreement and the Asset Purchase Agreement, consisting of $51.7 million of accounts receivable, $26.0 million of inventories, $5.2 million of prepaid expenses and other current assets, $2.6 million of property, plant and equipment, $80.0 million of goodwill, $2.9 million of other intangible assets, $6.7 million of deferred tax assets – non-current, $12.1 million of accounts payable, $1.6 million of accrued compensation, $3.9 million of other accruals and $0.01 million in deferred income taxes, with a corresponding decrease to parent company net investment.

Further, an adjustment of $0.7 million was made to general and administrative expenses to reflect the corresponding impact to depreciation expense on the decrease of property, plant, and equipment.

c)	Reflects an adjustment of $2.3 million to cost of revenues for royalties related to products that will continue to be paid by 3M after the Merger.

Management is currently in the process of assessing the impact of various other separation related items as described in the Separation Agreement on the unaudited pro forma condensed combined financial information and therefore no pro forma adjustment has been included with regards to such items as such amounts are not currently estimable or factually supportable.

5) ESTIMATED PRELIMINARY PURCHASE ALLOCATION

The unaudited pro forma combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of the Food Safety Business based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities.

The following table represents the preliminary estimate of the purchase price allocation in the Merger (in USD thousands, except share and per share data):

Purchase Price Allocation

Estimated number of shares of Neogen common stock issued and outstanding	107,837,730
Share issuance ratio(i)	1.00400802
Estimated number of shares to be issued to 3M stockholders	108,269,946
Neogen common stock price(ii)	$21.56
Estimated fair value of equity shares to be issued	$2,334,300
Aggregate consideration to 3M(iii)	1,000,000
Estimated net working capital adjustment	(55,021)
Estimated fair value of long-term incentive (“LTI”) replacement awards	598
Estimated total Merger Consideration(iv)	$3,279,877

Recognized amounts of identifiable assets acquired and liabilities assumed
Net book value of the Food Safety Business historical balance sheet	$189,586
Less: Pre-Merger adjustments of net assets acquired as of May 31, 2022	(157,504)
Net book value of net assets acquired as of May 31, 2022	32,082
Adjustments to fair value:
Increase in inventories	3,014
Identifiable intangible assets	2,600,000
Deferred tax liabilities	(546,000)
Total Goodwill	$1,190,781

i.
The number of shares of Neogen common stock to be issued is equal to the greater of (x) 108,185,928 or (y) the product of (i) the number of shares of Neogen Common Stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (ii) 1.00400802.

ii.	Represents Neogen’s stock price as of August 4, 2022.

iii.
Represents the sum total of (a) an amount of cash (not to be less than $465 million) determined in accordance with the Separation Agreement, (b) $181.6 million in cash payable by Neogen to 3M pursuant to the Asset Purchase Agreement plus the amount of cash paid in consideration of any other separately conveyed assets and (c) an aggregate principal amount of Garden SpinCo debt securities equal to $1,000 million (plus or minus any applicable working capital adjustment determined in accordance with the Separation Agreement) minus the amounts paid pursuant to the foregoing clauses (a) and (b).

iv.
The Merger Consideration will be determined, in part, based on the total number of shares of Neogen common stock that will be issued to former Garden SpinCo stockholders in the Merger. Because the Exchange Ratio in the Merger Agreement is fixed to result in the number of shares of Neogen common stock that will ultimately be issued in the Merger being equal to the number that will result in former Garden SpinCo stockholders holding, in the aggregate, 50.1% of the total number of shares of Neogen common stock issued and outstanding immediately following the Merger, the Merger Consideration is not expected to be impacted by whether or not 3M elects to distribute the Garden SpinCo common stock to 3M stockholders in a pro rata spin-off or an Exchange Offer (including any Clean-Up Spin-Off).

The Merger Consideration will depend on the market price of Neogen’s common stock when the Merger is completed. The respective equity and cash components of the Merger Consideration will be contingent on the number of shares held by third parties and the number of LTI replacement awards on the closing date of the Merger. Neogen believes that a 10% fluctuation in the market price of its common stock is reasonably possible based on historical volatility, and the potential effect on the Merger Consideration would be $233.4 million with a corresponding increase or decrease to goodwill.

Under the acquisition method of accounting, the Food Safety Business’ assets and liabilities will be recognized at fair value at the date of the completion of the Merger and combined with the historical carrying amounts of the assets and liabilities of Neogen. The pro forma purchase price allocation presented above has been developed based on preliminary estimates of the fair values of the assets acquired and liabilities assumed, including estimates of the fair value of inventories and identifiable intangible assets acquired.

There has been no determination as to the fair value of property, plant and equipment and operating lease right-of-use assets based on information received to date. As such, the historical carrying value has been used in the preliminary purchase price allocation reflected in the unaudited pro forma consolidated balance sheet as of May 31, 2022. No adjustment was made to the unaudited pro forma consolidated statements of income, but any difference between the fair value and the historical carrying value would have a direct impact to future earnings through depreciation expense.

Goodwill is calculated as the difference between the acquisition date fair value of the merger consideration expected to be transferred and the preliminary values assigned to the assets acquired and liabilities assumed.  Goodwill is not amortized and is not deductible for tax purposes. Goodwill could materially change based on changes in estimates in the fair value of the assets acquired and liabilities assumed.

The estimated values of the assets acquired and liabilities assumed will remain preliminary until after the closing of the Merger, at which time Neogen will determine the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented.

6) MERGER ADJUSTMENTS

The pro forma adjustments are based on Neogen’s preliminary estimates and assumptions of the Food Safety Business that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Adjustments to the pro forma condensed combined balance sheet

a)	Cash and cash equivalents

Reflects the pro forma adjustment to cash representing the sources and uses of cash as if the Transactions had occurred on May 31, 2022, as follows (in USD thousands):

Sources of Funds		Uses of Funds
Term Loan Facility	$650,000	Merger consideration(i)	$(55,021)
Senior unsecured notes	350,000	Cash consideration to 3M(ii)	1,000,000
		Estimated transaction fees and expenses(iii)	54,984
Total sources	$1,000,000	Total uses	$999,963

i.	Represents the estimated cash consideration received from 3M as a result of the net working capital payment adjustment as included in the Separation Agreement.

ii.
Represents aggregate consideration to 3M valued at $1,000.0 million, based on the sum total of (a) an amount of cash (not to be less than $465 million)  determined in accordance with the Separation Agreement, (b) $181.6 million in cash payable by Neogen to 3M pursuant to the Asset Purchase Agreement plus the amount of cash paid in consideration of any other separately conveyed assets and (c) an aggregate principal amount of Garden SpinCo debt securities equal to $1,000.0 million minus the amounts paid pursuant to the foregoing clauses (a) and (b) minus the net working capital adjustment pursuant to the foregoing clause ii.

iii.
Represents the estimated fees and expenses associated with the Transactions in the aggregate amount of approximately $55.0 million, including advisory fees and other transaction costs and professional fees of which $11.4 million has already been recognized as of May 31, 2022 in the historical consolidated financial statements of Neogen.

The sources and uses of cash have been presented net in cash and cash equivalents in the unaudited pro forma condensed combined balance sheet. The net amount of $0.04 million is an increase to the working capital of Neogen.

b)	Inventories

Reflects an increase of $3.0 million to the carrying value of the Food Safety Business’ inventory to adjust it to its preliminary estimated fair value based on the estimated selling price of the inventory less a normal profit margin.

c)	Intangible assets

Reflects the identifiable intangible assets in the amount of $2,600.0 million, which represent trade name, customer relationships and developed technology acquired at the close of the Transactions. The fair values of the identifiable intangible assets acquired are based on preliminary estimates using assumptions that are believed to be reasonable and based on information that is currently available.  A full valuation will be completed upon the Merger and differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the unaudited pro forma condensed combined financial information.

d)	Deferred tax liabilities

Reflects an increase to deferred tax liabilities in the amount of $546.0 million primarily related to the calculated tax effect of the fair value adjustments for non-deductible intangible assets, using the U.S. statutory tax rate of 21.0%. The intangible value may be allocated to countries with tax rates that differ from 21.0% and these differences could have a material impact on the unaudited pro forma condensed combined financial information.

e)	Total equity

Adjustments to equity reflect a net increase in the amount of $2,268.4 million, consisting of:

i.
an increase in equity to reflect the non-cash estimated share consideration issued by Neogen in the amount of $2,334.3 million of which $17.3 million of equity was issued at par value and $2,317.0 million of equity was issued in excess of par value and $0.6 million of non-cash equity consideration from the fair value of LTI replacement awards;

ii.
a decrease in equity to reflect the elimination of the Food Safety Business’ historical equity of $80.5 million after the adjustment related to the exclusion of $157.5 million in certain assets and liabilities that will not be transferred as part of the Merger;

iii.	an increase in equity to reflect the elimination of the Food Safety Business’ historical accumulated other comprehensive income (loss) of $48.4 million; and

iv.	a decrease in retained earnings of $34.4 million, net of tax, to reflect the additional transaction costs incurred.

Adjustments to the pro forma condensed combined statements of income

f)	Cost of revenues

Reflects an increase to cost of revenues in the amount of $3.0 million related to the fair value adjustment in inventories that is expected to be sold within one year of the acquisition date as well as the service fee related to the contract manufacturing services for certain products that is expected to be provided by 3M under the terms of the Transition Contract Manufacturing Agreement to be entered into among 3M, Neogen and Garden SpinCo in the amount of $7.6 million.

g)	General and administrative

Adjustments to general and administrative, which are detailed further down below, increase expense by $217.2 million consisting of a $173.3 million adjustment for non-cash amortization of intangible assets, $43.6 million of additional estimated fees and expenses associated with the Transactions and $0.3 million of additional non-cash stock-based compensation expense associated with the incremental fair value of the unvested LTI awards replaced on the closing date of the Merger.

i.	Amortization of intangible assets

The following table summarizes the estimated fair values of the Food Safety Business’ identifiable intangible assets and their estimated useful lives and amortization expense based on a straight-line method:

	Estimated fair value	Estimated useful life (in years)	Amortization expense for the year ended May 31, 2022
Finite lived intangible assets
Trade Names	400,000	10-20 years	26,666
Customer Relationships	1,800,000	10-20 years	120,000
Developed Technology	400,000	5-25 years	26,667
Pro forma adjustment	2,600,000		173,333

A 10% change in the valuation of intangible assets would cause corresponding increases or decreases in the balance of goodwill and deferred taxes and would also cause a corresponding increase or decrease in the amortization expense by approximately $17.3 million.

ii.	Transaction fees and expenses

Represents the additional estimated non-recurring fees and expenses to be incurred associated with the Transactions in the aggregate amount of approximately $43.6 million, including advisory fees, professional fees and other transaction related costs.

iii.	Stock based compensation

Represents the additional estimated expenses associated with the incremental fair value of the unvested LTI awards replaced on the closing date of the Merger in the amount of $0.3 million.

iv.	Transition Arrangements

The Food Safety Business historical income statements include general corporate expenses and shared expenses of 3M that were historically incurred by or charged to the Food Safety Business for certain support functions that are provided on a centralized basis, such as expenses related to information technology, finance and controlling, human resources, sales and marketing, and use of shared assets.  These expenses have been allocated to the Food Safety Business based on direct usage or benefit where available, with the remainder allocated pro-rata based on revenue or other activity-based measures.  Management of the Food Safety Business consider these allocations to be an overall reasonable reflection of the utilization of services by, or the benefits provided to, the Food Safety Business, in the aggregate.  The allocations may not, however, reflect the expenses the Food Safety Business would have incurred as a standalone company for the periods presented.  Following the Transactions, certain functions such as information technology and infrastructure will be performed by Neogen and/or third-party service providers. For an interim period, however, some of these functions will continue to be provided by 3M under certain Transition Arrangements. Neogen may be unable to replace these services in a timely manner or on terms and conditions as favorable as those the Food Safety Business currently receives from 3M. The costs for these services could in the aggregate be higher than the combination of Neogen’s current costs and those reflected in the Food Safety Business historical income statements.

The distribution agreement to be entered into between 3M and Garden SpinCo provides for Garden SpinCo, which will be a subsidiary of Neogen, to manufacture and supply certain products to 3M following the closing of the Transactions (the “Closing”), and for 3M to distribute and resell such products (on a non-exclusive basis) for use in certain healthcare applications or to certain existing customers of 3M’s other divisions (other than the Food Safety Business) pursuant to existing contracts. Neogen has not reflected a transaction accounting adjustment within the unaudited pro forma condensed combined financial information for this agreement because the consideration that will be exchanged under the agreement is not readily determinable and so any adjustment would not be factually supportable. Neogen made such determination because (i) 3M will not be required to purchase any products from Garden SpinCo pursuant to the agreement and any products ultimately purchased under the agreement will be contingent on the execution of purchase orders by 3M, (ii) the amount of any revenue that may be received by Neogen for products sold under the agreement will be dependent on the volume and type of products that are ultimately purchased for resale by 3M, and (iii) to the extent that 3M sells any products purchased under the agreement to any end customer, the amount of the distribution fee that Neogen will be required to pay to 3M under the agreement will be determined based on the weighted average sales price for the types of products that are ultimately sold, which prices have not yet been determined. The parties do not expect that an accounting adjustment will become determinable prior to the Closing.

h)	Finance expense

Reflects a net increase in incremental interest expense, calculated using the simple interest rate method, of $67.0 million related to the Permanent Financing based on the weighted-average interest rate of approximately 5.76% including the non-cash amortization of the debt issuance costs and financing fees for the bridge facility.

For each increase or decrease in interest rates of 0.125% related to the assumed $650.0 million Term Loan Facility to be issued on a pro forma basis as part of the Transactions, annual interest expense would increase or decrease by approximately $0.8 million.

i)	Income tax expense

Reflects the calculated tax effect of the pro forma adjustments at an estimated pro forma effective tax rate of 19.8% based on the weighted average statutory tax rate of the jurisdictions expected to be impacted for the period. The effective tax rates for pro forma purposes have been determined without consideration of possible limitations on utilizing net operating losses and interest expense deductibility relating to the Tax Cuts and Jobs Act. The total effective tax rate of the combined company could also be significantly different depending on the post-Merger geographical mix of income and other factors. The actual tax effects of the Transactions will differ from the pro forma adjustments, and the differences may be material. The pro forma adjustments do not consider the impact of the changes to legislation due to the ongoing outbreak of the COVID-19 pandemic.

7) PRO FORMA LOSS PER SHARE

The pro forma loss per share of Neogen common stock has been calculated based on the estimated weighted average number of shares of Neogen’s common stock that would have been outstanding on a pro forma basis. The pro forma weighted average number of shares outstanding was derived using Neogen’s historical weighted average number of shares outstanding after giving effect to the preliminary estimated number of shares of Neogen common stock to be issued as part of purchase consideration calculated pursuant to the Merger Agreement. For the purposes of the pro forma loss per share calculations, the shares issued in connection with the Merger were considered issued and outstanding as of June 1, 2021. Pro forma loss per share calculations do not consider the dilutive impact of issuance of common stock to equity award holders from the exchanges of equity awards on the date of the Merger as such inclusion would be anti-dilutive, as well as any dilutive impact from stock options and restricted share units issued by Neogen. As a result of the pro forma net loss, the loss per share amounts excludes the dilutive impact of the 251,677 equity awards assumed to be exchanged on the date of the Merger as well as 336,000 shares for the dilutive impact of Neogen’s stock options and restricted share units. Per share information for the Food Safety Business is not presented because the Food Safety Business did not have outstanding capital stock since its historical combined financial statements have been prepared on a carve-out basis.

The following table presents the calculation of pro forma combined basic and diluted net loss per share of Neogen common stock (in thousands, except per share amounts):

Year ended May 31, 2022
Pro forma net (loss) attributable to common stockholders	(98,832)
Weighted average number of Neogen shares outstanding – basic	107,684
Neogen shares to be issued to 3M stockholders as part of purchase consideration	108,270
Pro forma weighted average number shares outstanding — basic and diluted	215,954
Pro forma net (loss) per share of common stock — basic and diluted	$(0.46)

Cautionary Note on Forward-Looking Statements

This document includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Neogen, 3M and Garden SpinCo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-Garden SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Neogen and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by the shareholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the timeframe expected by Neogen, 3M and Garden SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the business of Neogen and the Food Safety Business, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the Food Safety Business from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the proposed transaction with their employees, customers, suppliers, or other counterparties; and (17) risk factors detailed from time to time in Neogen’s and 3M’s reports filed with the SEC, including Neogen’s and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the Neogen Registration Statement, which was declared effective by the SEC on August 4, 2022, Neogen’s definitive proxy statement on Schedule 14A with respect to the special meeting of Neogen shareholders in connection with the proposed transaction filed with the SEC on July 18. 2022, as amended and supplemented, and the Registration Statement on Form S-4 and S-1 (Reg. No. 333-263669) filed by Garden SpinCo in connection with the Transactions, which was declared effective by the SEC on August 4, 2022. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or Garden SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.